Exhibit 12.1

CATHAY GENERAL BANCORP AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Years Ended December 31,
(Dollars in thousands, except ratios)	2013	2012	2011	2010	2009
Income before income tax expense	$193,578	$183,567	$151,411	$(3,064)	$(129,302)
Plus fixed charges	85,092	111,156	142,533	194,102	247,540

Earnings	278,670	294,723	293,944	191,038	118,238

Fixed charges	85,092	111,156	142,533	194,102	247,540
Preferred stock dividends	10,278	17,093	17,042	16,998	16,948
Fixed charges and preferred stock dividends	$95,370	$128,249	$159,575	$211,100	$264,488

Ratio of earnings to fixed charges	3.27	2.65	2.06	0.98	0.48

Ratio of earnings to fixed charges and preferred stock dividends	2.92	2.30	1.84	0.90	0.45